UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Adopted Amended Share Incentive Plans and Made Option Adjustments

On May 12, 2023, the board of directors of CASI Pharmaceuticals, Inc. (Nasdaq: CASI, “CASI” or the “Company”) adopted certain restated and amended 2011 Long-term Incentive Plan and restated and amended 2021 Long-term Incentive Plan (collectively, the “Amended Plans”), pursuant to which (i) the maximum aggregate number of ordinary shares that may be issued under the Amended Plans remains unchanged, (ii) certain terms and definitions were updated to reflect certain redomicile merger in which CASI Pharmaceuticals, Inc., a Delaware corporation and the Company’s predecessor, merged with and into the Company with the Company surviving the merger as the successor issuer, and (iii) certain changes were made with respect to the plan administrator’s authorities to make adjustments to incentive awards. The rest of provisions of the original 2011 Long-term Incentive Plan and 2021 Long-term Incentive Plan will remain in full force and effect.

Pursuant to the Amended Plans, the board of directors of the Company authorized certain downward adjustments to the exercise prices of 3,925,859 options issued to the Company’s directors, executive officers, other management members and employees and outstanding (the “Option Adjustment”). The Company anticipates the incremental expenses to be between $3.4 million and $3.6 million in connection with the Option Adjustment.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this 6-K, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI PHARMACEUTICALS, INC.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: May 17, 2023